Linklaters Singapore Pte. Ltd.

One George Street #17-01

Singapore 049145

Telephone (+65) 6692 5700

Facsimile (+65) 6692 5708

Direct Line +65 6692 5802

amit.singh@linklaters.com

Kateryna Kuntsevich

Special Counsel

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

May 13, 2025

Dear Ms. Kuntsevich,

Republic of the Philippines

Registration Statement under Schedule B

Filed April 4, 2025

File No. 333-286375

Form 18-K for Fiscal Year Ended December 31, 2024

Filed April 4, 2025

File No. 333-11554

Thank you for your comments on the Registration Statement filed on April 4, 2025 and the Annual Report on Form 18-K filed on April 4, 2025 by the Republic of the Philippines (the “Republic”). We have enclosed a clean Amendment No. 1 to the Annual Report on Form 18-K. These changes reflect the Republic’s responses to the comments in your letter dated April 29, 2025, as well as additional updates and revisions. The Republic’s responses to your specific comments are as follows:

Registration Statement under Schedule B

Description of the Securities, page 18

1.

We note that in your registration statement on Schedule B filed in 2020, the Republic included a statement on risk associated with ranking provisions of the debt securities arising from the NML Capital, Ltd. v. Republic of Argentina ruling, which is no longer included in the current registration statement. Please advise on why this was removed or update the disclosure.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters Singapore Pte. Ltd. (Company Registration No. 200007472C) is a qualifying foreign law practice, incorporated with limited liability in Singapore. Linklaters Singapore Pte. Ltd. is affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. Linklaters LLP is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

The Republic respectfully submits that the disclosure surrounding NML Capital, Ltd. v. Republic of Argentina was initially inserted into the Republic’s registration statement on Schedule B filed in December 29, 2015 as a reaction to the then-recent case of NML Capital, Ltd. v. Republic of Argentina from 2014. Noting the passage of time and that other sovereign-filers with similar ranking provisions for their bonds have deleted or not included any disclosure surrounding the NML Capital, Ltd. v. Republic of Argentina case in their recent filings with the Commission, the Republic has deleted such disclosure in the current registration statement.

Annual Report on Form 18-K, Exhibit 99.(D)

Economy, page D-29

2.

We note recent changes in US tariffs applied to Philippines and their neighbors and competitors. To the extent applicable, please update your disclosure as to what effects current tariff situation may have on Philippines’ economy.

The Republic has included disclosure discussing the material effects of the current US tariffs situation on the Republic’s economy. The additional disclosure has been added to page E-2 of Exhibit E to Amendment No. 1 on Form 18-K/A filed on May 13, 2025.

Thank you for your attention to this matter. Please feel free to contact Amit Singh at +65 6692 5802 or amit.singh@linklaters.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely,

/s/ Amit Singh

Amit Singh